Exhibit 14.1

ELECTRO RENT CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
UNITED STATES
Dear Colleague:
Since its founding in 1965, Electro Rent has always prided itself on maintaining and delivering quality products and service to our customers, following high ethical standards, acting with integrity and complying with the law. We have built strong relationships with our customers, suppliers, vendors, and partners and are committed to conducting our business with them with these same high standards. We believe that our employees are aware of our commitment to quality, ethics, integrity and compliance with the law and that they have worked and will work hard to share this commitment. This Code of Business Conduct and Ethics applies to our employees working both in the United States and in other countries.
Living our core values -- excellent performance, ethics, integrity and compliance with laws -- is essential to building and sustaining strong relationships with customers, suppliers and each other. Being honest and ethical in all our dealings builds trust. Acting with integrity is the responsibility of each Electro Rent employee. It involves complying with laws, rules and regulations that govern our business. Beyond that, it requires embracing our values in every decision we make and every action we take. They are at the heart of our future as a domestic and global company.
This Code contains several avenues for you to pursue if you have an ethics-related question. Please read the Reporting Section of this Code carefully.
We ask you to read this Code of Business Conduct and Ethics and sign where indicated if you understand and agree to it. We remind you that the Code of Business Conduct and Ethics does not summarize all our policies. You must also comply with all of our other policies set out in our Employee Handbook and elsewhere.
Thank you for embracing Electro Rent's commitment to the highest ethical standards and agreeing to live by the high standards of ethics and integrity that define who we are at Electro Rent.

Daniel Greenberg, Chairman and CEO
Steve Markheim, President and COO
Craig R. Jones, VP and CFO
_________________________________________________

Table of Contents

ACTING WITH INTEGRITY	1
COMPLYING WITH LAWS	1
INSIDER TRADING	1
FAIR DEALING	1
DIVERSE AND RESPECTFUL WORKPLACE	1
SAFE AND HEALTHY WORK ENVIRONMENT	1
ANTITRUST	2
INTEGRITY OF FINANCIAL RECORDS AND PUBLIC DISCLOSURE	2
GOVERNMENT EMPLOYEES	3
PROTECTING COMPANY RECORDS AND INFORMATION	3
CONFIDENTIALITY	3
PROTECTING INTELLECTUAL PROPERTY	3
COMMUNICATIONS ON BEHALF OF COMPANY	3
E-COMMUNICATIONS AND INFORMATION SECURITY	3
CONFLICTS OF INTEREST	4
BUSINESS COURTESIES	5
GIFTS	5
BUSINESS ENTERTAINMENT AND MEALS	5
ALWAYS ASK	6
NEVER ACCEPTABLE	6
CONDUCTING BUSINESS IN A GLOBAL MARKETPLACE	6
ANTI-BRIBERY AND CORRUPTION	6
EXPORT, IMPORT SANCTIONS, AND ANTI-BOYCOTT LAWS	7
FOREIGN CORRUPT PRACTICES	7
REPORTING ILLEGAL OR UNETHICAL BEHAVIOR	8
NO RETALIATION	8
REPORTING TO COMPANY MANAGEMENT	8
AUDIT COMMITTEE	9
ANONYMOUS COMPLAINTS	9
BINDING NATURE OF CODE	9
SPECIAL REQUIREMENTS FOR OFFICERS AND DIRECTORS	10
VIOLATIONS	10
ACKNOWLEDGMENT	11

ACTING WITH INTEGRITY
COMPLYING WITH LAWS
Each of our employees should strive to respect and comply with all applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions in which we conduct business. No one at Electro Rent is authorized to instruct you to engage in any illegal activities under any circumstances.
We recognize that laws can be unclear, and may sometimes even conflict, and that no one person can know them all. If you are ever unsure about the legal course of action, please immediately request assistance from our Vice President of Administration, our Chief Financial Officer (CFO), or our Human Resources Manager, or use the other avenues set forth at the end of this Code under “Reporting Illegal or Unethical Behavior”.
INSIDER TRADING
The laws which you must comply with include “insider trading laws” relating to transactions in our stock. Some of your specific responsibilities are set out in our Insider Trading Policy. Generally, you are not permitted to buy, sell or otherwise trade in our securities without specific permission from our CFO and then only during specified periods. Please carefully read our Insider Trading Policy in full and contact our CFO if you have questions about it. If you are aware that the Company has business relationships with a company whose stock you want to buy, you should seek clearance from the CFO.
FAIR DEALING
We seek to outperform our competition fairly and honestly, and we seek competitive advantages through superior performance, hard work, and intellectual skill. Strong competition is a cornerstone of our economy, but we do not use unethical or illegal business practices to compete. We strive to deal fairly with our customers, suppliers, competitors, officers and employees.
DIVERSE AND RESPECTFUL WORKPLACE
The Company is an equal opportunity employer and does not tolerate discrimination on the basis of race, color, national origin, religion, sex, age, sexual orientation, physical or mental disability, veteran’s status or any other legally protected category. The Company supports a workplace free from unlawful harassment (verbal, physical, and visual).
SAFE AND HEALTHY WORK ENVIRONMENT
The Company is committed to maintaining a work environment that is free from the influence of illegal drugs or controlled substances. This applies while employees are on the premises of the Company, or at any time employees are performing their duties for the Company. The Company is committed to complying with all environmental, workplace, health and safety laws and regulations applicable to our businesses.
ANTITRUST
Our business activities are subject to state and federal antitrust laws. The purpose of these laws is to promote fair competition. The antitrust laws apply to a wide range of activities, including marketing, procurement, contracting, mergers and acquisitions. Employees must avoid situations involving agreements or discussions with competitors on prices or terms of sale of competing products or services. Employees must also avoid discussions or agreements with customers or suppliers that involve fixing the resale price of a good or service. Antitrust laws are complex, and their requirements are not always obvious. Violations can lead to severe penalties and criminal sanctions. If you have any questions about how antitrust laws may apply to a particular situation, seek advice from the CFO before taking any actions.
INTEGRITY OF FINANCIAL RECORDS AND PUBLIC DISCLOSURE
The Company is committed both to maintaining materially accurate and complete financial records, and to full, fair, accurate, timely and understandable disclosure in material respects in reports and documents that are filed with the SEC or otherwise made publicly available.
Our books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect our transactions and assets and must conform both to applicable legal requirements and to the Company’s system and assets of internal controls. No false, artificial or misleading statements or entries should be made to the Company’s books, records, account documents or financial statements.
Whether or not you are directly involved in that process, you have several responsibilities:

•
Depending on your position, we may ask you to provide information to assure that our public reports are complete, fair and understandable. We expect you to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to our public disclosure requirements.

•
Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation. Additionally, records should always be retained or destroyed consistent with out past record retention practices.

•
In accordance with our policies, in the event of litigation or governmental investigation, please immediately consult with our Vice President of Administration, our CFO, or our Human Resources Manager.

•
Our public reports should fairly and accurately reflect what is happening at our Company. If you believe they do not, you have a responsibility to bring your concerns to our attention by communicating with our Vice President of Administration, our CFO, or our Human Resources Manager, or using the other avenues set forth at the end of this Code under “Reporting Illegal or Unethical Behavior”.

GOVERNMENT EMPLOYEES
Various laws, rules and reporting requirements may apply when we interact with government officials and employees. Violations of these requirements can result in significant civil and criminal penalties. If you interact with government employees as part of your job, you are expected to know and follow requirements and restrictions that apply to the exchange of meals, entertainment and other business courtesies between the company and a government official or employee.
PROTECTING COMPANY RECORDS AND INFORMATION
CONFIDENTIALITY
You must maintain the confidentiality of all sensitive or proprietary information entrusted to you, including all non-public information whose disclosure might be of use to our competitors or harmful to us or our customers. Some of your specific responsibilities are set out in our Confidentiality and Non-Solicitation Policy. Please carefully read our Agreement Regarding Confidential Information and Trade Secrets, our Solicitation Policy, and our Corporate Communications Policy in full and contact our Vice President of Administration, our CFO, or our Human Resources Manager if you have questions.
PROTECTING INTELLECTUAL PROPERTY
The Company is committed to protecting its own intellectual property and respecting the intellectual property rights of others.
COMMUNICATIONS ON BEHALF OF COMPANY
Employees may not communicate to the public in an official capacity without authorization. Again, employees should refer to our Corporate Communications Policy.
E-COMMUNICATIONS AND INFORMATION SECURITY
Employees should use the highest level of care and professionalism in preparing any communications on the Company’s technology assets. Such communications, including e-mail, may harm the Company or its relationships with others. Employees may occasionally use Company resources for personal communications as long as it is clear that they are not speaking for the Company and it does not interfere with their work. There is no expectation of privacy in any communications made on the Company’s technology assets.
Employees must take all steps to safeguard the Company’s electronic information resources, which includes following all applicable policies and not downloading files from unknown sources. Our business partners should understand, and abide by, these principles if they use the Company’s facilities or technology resources.
The Company is obligated to protect the security and privacy of personal information collected by the Company, including information about our customers, employees and business partners.
CONFLICTS OF INTEREST
We have a Conflict of Business Interest Policy to which you should carefully adhere. A “conflict of interest” exists whenever your private interests interfere or conflict in any way (or even appear to interfere or conflict) with our interests. A conflict of interest can arise when you take actions or have interests that may also arise when you, or members of your family, receive improper personal benefits as a result of your position with us, regardless of the source of those benefits. Similarly, you owe us a duty to advance our legitimate interests when the opportunity to do so arises. For example, it is a conflict of interest for you or a member of your immediate family to:

•	Work simultaneously for one of our competitors, customers or suppliers, even as a consultant or board member;

•	Receive any form of compensation (including loans or “gifts”) from any person with whom we are doing business;

•	Own an interest in any supplier to us (other than an interest of less than 1% in a public company);

•
Take personally business opportunities that properly belong to Electro Rent or are discovered through the use of our tangible or intangible property, our confidential information or your position with us;

•	Use our tangible or intangible property, our confidential information or your position with us for personal gain; or

•	Compete with us.
Many times, the best policy will be to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. However, if you think you might have a conflict of interest, you should promptly disclose that conflict to our Vice President of Administration, our CFO, or our Human Resources Manager, regardless of how “natural” or “innocent” the conflict may seem. In that way, we can determine whether we believe that you can proceed despite any conflict, in which case you will receive a written authorization from our CFO. However, until you receive such a written approval, you may not proceed with any “conflict of interest.”
If you become aware of an unapproved conflict of interest on the part of anyone at Electro Rent, you must report it to our Vice President of Administration, our CFO, or our Human Resources Manager, or use the other avenues set forth at the end of this Code under “Reporting Illegal or Unethical Behavior”.
BUSINESS COURTESIES
The giving and receiving of gifts, entertainment, meals and other business courtesies can be important and appropriate ways of building and maintaining proper business relationships. In certain instances, however, such exchanges can create a conflict of interest or the appearance of a conflict of interest. We should decline and must not offer any business courtesy that is intended to or may appear to be intended to influence our business decisions. Similarly, we must not offer any business courtesy if our intent or the appearance of our intent may be to influence the recipient’s business decisions.
GIFTS
As a general rule, we must not accept or give gifts, services, discounts, or other things of value from or to a vendor, customer, government official or employee, or other third party doing business or seeking to do business with Electro Rent. Gifts received must be returned to the donor.
There are limited exceptions to this general rule. Gifts with a nominal value that are related to the maintenance of ongoing legitimate business relationships are allowed. As a general guideline, a gift with a value of less than $100 is considered to be nominal in value. Over the course of a calendar year, you should not accept gifts from a single source that, on a combined basis, exceed $200 in value. Examples of appropriate gifts include gifts of promotional items, food or beverages during the holiday season, tickets to ordinary sports and entertainment events, and supplier discounts available to all employees.
Giving or receiving gifts in the form of cash or securities are never permitted.
BUSINESS ENTERTAINMENT AND MEALS
Meals and tickets to sports, theater and other entertainment events that have more than a nominal value can be accepted provided there is a business relationship with the donor, the donor is present at the event or meal, and the cost of the entertainment is reasonable under the circumstances.

ALWAYS ASK
Some gifts or forms of business entertainment may or may not be permissible. You should always ask your supervisor before you accept or give:

•	A gift of more than nominal value

•	Gifts from or to a single source during a calendar year that, on a combined basis, have a value of more than $200

•	Tickets to special events, such as a World Series or Bowl Game

•	Overnight accommodations
NEVER ACCEPTABLE
Some gifts or forms of business entertainment are never permissible - there are absolutely no exceptions. We may not give or receive:

•	Cash or securities.

•	Commercial travel expenses.

•	Overnight accommodations (unless pre-approved).

•	Anything that is tied to an agreement of any kind that calls for anything in return for the gift or entertainment.

•	Any entertainment that is sexually oriented, unsavory, or otherwise violates our ethical standards.

•	Any gift or form of entertainment that could be illegal.
CONDUCTING BUSINESS IN A GLOBAL MARKETPLACE
ANTI-BRIBERY AND CORRUPTION
The Company strictly prohibits giving, offering, authorizing or taking bribes, including bribery of private individuals and government officials, both in the United States and in other countries. Employees must consult with our Vice President of Administration, our CFO, or our Human Resources Manager before they - directly or through a third party-provide anything of value to, or otherwise transact business with, a government official.
EXPORT, IMPORT SANCTIONS, AND ANTI-BOYCOTT LAWS
Employees must comply with applicable U.S. export, import and anti-boycott laws. These laws regulate exports of U.S. goods, such as encryption hardware, software and technology, and prohibit certain actions that would support foreign boycotts that the U.S. government does not sanction. There are also rules restricting transactions in certain countries or with certain individuals identified by the government.
FOREIGN CORRUPT PRACTICES
Under the U.S. Foreign Corrupt Practices Act (FCPA) and our policies, you are strictly prohibited from giving anything of value, directly or indirectly, to foreign government officials, employees of any government-owned or controlled entity, international organization, political party, foreign party officials, or foreign political candidates for the purpose of influencing such individuals in the purpose of their duties. No employee may make or countenance any payments to customers or vendors to secure, maintain or direct business to the Company.
The FCPA also prohibits individuals and firms from ordering, authorizing, or assisting any other person to violate the anti-bribery provisions of the FCPA, and from conspiring to violate these provisions. For example, the FCPA prohibits an entity from making a payment through intermediaries while knowing that all or a portion of the payment will go to a foreign official in violation of FCPA restrictions. “Knowing” about the payment may include conscious disregard or deliberate ignorance of the payment on behalf of the related parties, and also knowing of circumstances under which such a prohibited payment would be substantially certain to occur. The FCPA also makes it illegal to inaccurately record transactions.
No employee of the Company or any subsidiary may retain a consultant or agent until sufficient due diligence has been performed to enable the employee to conclude with reasonable assurance that the consultant or agent understands and will fully abide by the FCPA and the Company’s Code of Business Conduct. The Company must have a written agreement with each of its consultants and agents, and the agreement must specifically require the consultant or agent to comply with the Company’s Code of Business Conduct and to comply with the FCPA as if it directly applied to the agent.
Employees must exercise good judgment and moderation in entertaining and offering gratuities to customers or vendors. When widely accepted, customarily practiced, consistent with customer policies, and permissible under local law, employees may entertain or make gifts of nominal value ($50 U.S. Dollars or less) to employees of non-governmental customers or pay bona fide travel expenses directly related to the promotion or performance of the Company’s goods or services. Without the prior written approval of our Vice President of Administration or our CFO, no entertainment or gifts may be offered, or travel expenses paid to or on behalf of any government official (as defined above).
Warning Signs. Employees must be alert for conduct that could signal that an agent or consultant of the Company intends to make or conceal improper payments. This would include “red flags” like the following:

•	A request for payments for expenses or purposes inconsistent with the terms of the agreement with the agent or consultant.

•	A request for payment to third party.

•	A request for payments in a form or to a bank or business location inconsistent with the terms of the agreement with the agent or consultant.

•	Payments drawn from incorrect accounts.

•	Lack of documentation supporting a payment request.

•	Payments to a vendor or service provider who appears to lack the necessary qualifications or resources to perform.

•	A refusal to certify compliance with the FCPA.

The FCPA provides for potential criminal penalties against a violating entity and its officers, directors and employees. Also, the U.S. government may bar companies that violate the act from doing business with any government body and could make them ineligible for export licenses. Penalties under the recordkeeping portion of the FCPA can be even more draconian.
If you have questions or concerns regarding the compliance with, or the operation of, the FCPA before any payments are offered or made, or before entering into contracts with international consultants or agents which would involve interface with foreign governmental officials or if you believe that the Company or any of its officers, directors or employees have or are violating the FCPA, contact our

Vice President of Administration, our CFO, or our Human Resources Manager or use the other avenues set forth at the end of this Code under “Reporting Illegal or Unethical Behavior”.
REPORTING ILLEGAL OR UNETHICAL BEHAVIOR
There are many places within the Company where you may go to seek help when you believe you have an issue that involves ethics, integrity or violations of this Code. You should not accept any direction by your supervisor which contradicts these policies.
NO RETALIATION
Electro Rent will not tolerate retaliation of any kind against any person who in good faith reports to us potential issues relating to violations of law or this Code.
REPORTING TO COMPANY MANAGEMENT
If you ever think that anyone connected with the Company may have taken or is about to take any illegal or unethical behavior, or otherwise violated this Code, you should promptly bring the matter to the attention of our Vice President of Administration, our CFO, or our Human Resources Manager. If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others. The Company will not tolerate retaliation against any person who in good faith reports potential issues to these individuals.
AUDIT COMMITTEE
If you do not believe that talking to our Vice President of Administration, our CFO, or our Human Resources Manager is appropriate, or if an issue has not been resolved to your satisfaction, then you may also make a complaint to the Audit Committee of our Board of Directors by reporting your concerns to the Chair of our Audit Committee by using a special confidential email box at auditcom@electrorent.com.
If you have concerns about the manner in which Electro Rent’s financial statements or public reports are prepared, the sufficiency of its internal financial controls, the honesty or competence of its financial management or independent auditors or any other matter within the purview of the Audit Committee, you are required to report the matter promptly to the Audit Committee by sending an email to the special confidential email box at auditcom@electrorent.com.
The policy adopted by the Audit Committee states that “The Audit Committee will attempt to keep the name of the person reporting the potential issues confidential to the extent requested by that person and not inconsistent with the best interests of the Company. The Audit Committee will not tolerate retaliation against any person who reports potential issues to the Audit Committee in good faith.”
ANONYMOUS COMPLAINTS
If you wish to report any actual or potential violation of this Code anonymously, please contact our hotline at _________________. This hotline is managed by Navex Global, and is not staffed by anyone at the Company. Navex Global is an independent hotline service retained by the Company to handle any anonymous complaint calls.
BINDING NATURE OF CODE
This Code is a binding and important legal document. Waivers permitted by this Code of Business Conduct and Ethics may only be granted by specifically authorized persons. Changes to this Code of Business Conduct and Ethics, as well as waivers which are not authorized by this Code of Business Conduct and Ethics, can only be made or granted by our Board of Directors or a Board Committee authorized to make such changes or grant waivers.

SPECIAL REQUIREMENTS FOR OFFICERS AND DIRECTORS
Any consent or waiver with respect to this Code which involves an Officer or Director of the Company must be approved by a majority of disinterested directors on our Board of Directors or its authorized Committee.
VIOLATIONS
Violating this Code of Business Conduct and Ethics could subject you to penalties from governmental agencies, as well as discipline from the Company, up to and including dismissal. If you are ever unsure about whether some action would be consistent with this Code of Business Conduct and Ethics, you agree to ask us. Similarly, any time you encounter a situation and are unsure what to do, you agree to tell us and ask for help.

Adopted by the Board of Directors as of July 10, 2014

ACKNOWLEDGMENT

ELECTRO RENT CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
I certify that I have carefully read Electro Rent Corporation’s Code of Business Conduct and Ethics, understand its terms and importance and will comply with it. I have not participated in any violations of this Code, am not aware of any violations, and will report to the Company any actual or potential conduct which I believe violates this Code of Conduct.

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